Mail Stop 3561

March 5, 2008

Mr. Tao Li
Chief Executive Officer
China Green Agriculture, Inc.
3rd Floor, Borough A, Block A No. 181, South Taibai Road
Shaanxi Province, People's Republic of China 710065

Re: China Green Agriculture, Inc.
Registration Statement on Form S-1
File No. 333-149135
Filed on February 8, 2008

Dear Mr. Li,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. While we note footnote (3) to the calculation of registration fee table, please include disclosure in the prospectus describing the factors considered in determining the offering price. Refer to Item 505 of Regulation S-K. Please revise to include a bona fide fixed price in bold on the cover.

About this prospectus, page 5

2. Please relocate the information included on this page. The summary should immediately follow the table of contents.

Cautionary Note Regarding Forward-Looking Statements…, page 5

3. Please delete reference to "known or unknown risks or uncertainties." The prospectus must describe all material risks.

The Company, page 7

4. Please expand the first paragraph of this section to more fully describe your business operations.

5. Please clarify that the company's shares of Green New Jersey were acquired in exchange for shares of the company, rather than cash consideration.

6. Please revise to discuss the TechTeam acquisition and to clarify that it was not complete until early January 2008.

7. Please expand your disclosure in the second paragraph to more fully describe the private placement and related agreements. Please also disclose how the proceeds of the private placement were used.

Risk Factors, page 10

8. Please include a risk factor about the risk disclosed in the final sentence on page 24 and about the risk contained in the final paragraph under the Securities Purchase Agreement section at the top of page 25.

9. Also add a risk factor, if true, about the low barriers to entry in your business and the probability that you will attract many competitors due to the profit margins involved.

Any disruptions of the operation in our factories would damage our business, page 10

10. Please revise this risk factor to more fully discuss the adequacy of your insurance coverage.

Adverse weather conditions could reduce demand for our products, page 11

11. Please expand this risk factor to describe in greater detail the seasonal aspects of your business. For instance, it would appear that your sales may rise and fall somewhat predictably depending upon the time of year. Please revise to discuss.

The industry in which we do business… in China and elsewhere, page 11

12. While you indicate that most of your competitors are small local fertilizer companies, this disclosure implies that you also compete with a small number of large fertilizer companies. Please expand this risk factor to discuss your competitive position relative to these larger competitors.

We do not presently maintain product liability insurance… claims filed against us, page 12

13. Please expand this risk factor heading to disclose that you do not carry business disruption insurance.

14. We note your assertion that product liability lawsuits are "extremely rare" in China. Please tell us the basis for this claim. Alternatively, please remove it.

A slowdown or other adverse developments… our services and our business, page 14

15. Please revise this risk factor, and elsewhere as appropriate, to disclose the basis for your claims regarding the growth of the PRC's economy and the growth of the PRC's environmental protection industry.

TechTeam and Jintai are subject to restrictions… pay dividends to you, page 14

16. Your disclosure indicates that you will not receive all the revenues from the operations of TechTeam and Jintai due to set-aside requirements imposed by the PRC government. As such, please revise the final sentence of this risk factor which appears to suggest there is a possibility that you may receive all revenues.

We may face obstacles from the communist system in the PRC, page 18

17. Please revise the heading and expand the ensuing disclosure to discuss the specific risks encountered by western companies, like yours, operating in a communist regime.

Securities Purchase Agreement, page 24

18. Please revise your disclosure here, and in other sections where you discuss the private placement, to highlight the fact that private placement investors may return their shares to the company in exchange for the full principal of their investment (and 10% interest) if any governmental agency adversely effects the company and the company is unable to "undo" or address this effect to the satisfaction of the investor. Also discuss in a risk factor.

Registration Rights Agreement, page 25

19. We note that you are subject to liquidating damages in connection with your registration statement. Please consider the guidance in FASB Staff Position No. EITF 00-19-2, "Accounting for Registration Payment Arrangements," in determining whether you should accrue a liability to the Investors if it is probable, and can be reasonable estimated at inception, that you will not comply with this arrangement. In addition, footnote 14 to your December 31, 2007 unaudited interim financial statements should be expanded to discuss the significant terms of these arrangements. We refer to both the Securities Purchase agreement and the Registration Rights agreement as it appears that both agreements have liquidated damage clauses in connection with specific covenants.

Market for Common Equity and Related Stockholder Matters, page 28

20. Please revise to state that you have no established pubic trading market. Refer to Item 201 of Regulation S-K.

Management's Discussion and Analysis, page 31

21. Please provide the tabular disclosure required by Item 303(a)(5) of Regulation S-K.

Overview, page 31

22. Please include a paragraph discussion of your Share Exchange transaction with Green New Jersey and that will provide a basis for the financial statements discussed in results of operations. In this regard, explain that the Company's December 26, 2007 acquisition of Green New Jersey has been treated for accounting purposes, as a recapitalization, whereby Green New Jersey is considered the accounting acquirer. Further, indicate that Green New Jersey was formed on January 27, 2007 and was in the development stage and had no significant operations prior to its August 3, 2007 acquisition of Techteam. Please indicate that Techteam is the "predecessor" entity to the operations of the successor, Green New Jersey, and thus the MD&A discussion of results of operations are based on the unaudited interim historical financial statements of Green New Jersey for the three months ended September 30, 2007 and 2006, and the audited historical financial statements of Techteam for the years ended June 30, 2007 and 2006 included elsewhere in the filing.

23. Refer to the final two sentences of the first paragraph. Please revise to clarify the significance of this disclosure and to provide additional context. For instance, it is unclear whether China's current per capita farmland is more or less than 16% of world average levels and whether you expect China's percentage of world output and world consumption to increase (or decrease) by the middle of the century.

China Green Agriculture, Inc.
March 5, 2008
Page 5

24. Your disclosure in the second sentence of the second paragraph appears to guarantee that investors will realize "vast" appreciation on their investment. Please consider revising to delete this implication.

Three Months Ended September 30, 2007 Compared With Three Months Ended September 30, 2006, page 32

25. See the table of operating results. We note your reported "net income" for the three months ended September 30, 2007 and 2006 was $4,031,772 and $2,291,175, respectively, as shown in the income statements on page F-11 for Green New Jersey. This differs from the net income amounts shown in the table, and it appears the difference is due to inclusion of the line item "foreign currency translation gain (loss)." Please revise the net income amounts in MD&A to agree with your income statements, as foreign currency translation gains (losses) should not be included in determining net income. See paragraph 13 of SFAS No. 52. Amounts in your MD&A discussion paragraph of "net income" should be similarly revised. Please also revise the table of operating results and related narrative under the MD&A section "The Fiscal Year Ended June 30, 2007 Compared with the Fiscal Year Ended June 30, 2006."

26. See the table of operating results. Please delete the word "Net" from the line item "Other Net Income (expense)" or revise to label this item "Other Income (Expense), Net."

27. See the discussion of sales revenue. Please expand to discuss the percentage or amount of increased sales volume due to expansion of your sales network, including whether this arose from increased sales personnel and/or additional or expanded geographic sales regions. Also disclose the number of new products launched in during the period and the revenue impact as compared to the prior comparable period. Further, please disclose when you acquired the greenhouse facility and describe the types or nature of revenue products produced; in this regard explain which products or production processes contributed to the $1.6 million of additional revenue in the three months ended September 30, 2007 as compared to the comparable prior period. Also, please clearly state that $1.6 million of the $2.4 million total sales revenue increase was attributable to products produced from the newly acquired greenhouse facility. Disclose whether this new facility pertains to the operations of your wholly-owned subsidiary, Xi'an Jintai Agriculture Technology Development Company ("Jintai"), formed in January 2007.

28. Please provide additional detail explaining how you were able to increase gross profit by 46.7% and 97.3%, respectively, for the period ended September 30, 2007 and the fiscal year ended June 30, 2007.

29. Please expand your disclosures to identify and explain the various factors that resulted in the decrease in gross profit margin in the current fiscal quarter. Gross profit as a percentage of sales is impacted by both changes in revenues and changes in costs.

Liquidity and Capital Resources, page 33

30. Please expand the disclosure to indicate whether or not you have any available revolving credit line or letter facilities, and if so, the total availability, any amounts outstanding, the repayment terms, and expiration date. Also indicate if your officers or shareholders have made commitments to you for financing in the form of advances, loans or credit lines.

Property, plant and equipment, page 35

31. Please expand the disclosure to indicate the reasons for the increase in depreciation expense, as we note from the statements of cash flows at page F-12, there were no significant additions during the three months ended September 30, 2007. To the extent the increase is due to your acquisition of the greenhouse facility in fiscal year 2007, so state.

The Fiscal Year Ended June 30, 2007 Compared with…June 30, 2006, page 36

32. Comments issued above for the three months ended September 30, 2007 and 2006 should be reflected herein, as applicable.

33. Please identify and discuss the individual factors that resulted in the increase in gross profit margin during the current fiscal year. In this regard, it appears that the gross profit margins of each of your segments differ. If true, please address this matter within your analysis.

34. See the paragraph discussion of other expenses. Please disclose the amount of inventory count loss incurred during the year, separately from the amount of increased interest expense. In addition, this inventory count loss resulting from goods damaged in transit should be reclassified to either paragraph discussion of "cost of goods sold" or 'SG&A,' (and the related line item in the statements of income), based on your accounting policy treatment of shipping and handling costs. For guidance, refer to EITF 00-10, "Accounting for Shipping and Handling Fees and Costs." Further, please delete the sentence "We believe this inventory count loss is a controllable non-recurring expense," as the shipping of inventory is a recurring cost incurred in the ordinary course of business, notwithstanding loss damages incurred. It does not qualify as an extraordinary item and should not be referred to as "non-recurring." Reference is made to APB 30, paragraphs 19 through 23.

Investing Activities, page 37

35. We note you disclose that the greenhouse research and development facility if a profit center, and that your statement of income separately discloses the amount of revenue and costs for this center from that of the sale of fertilizer products, and that your audited segment footnote discloses that, during fiscal 2007, you operated in two reportable segments. Please expand your disclosures under results of operations to discuss the profitability measure used by the chief operating decision maker in allocating resources to and assessing the performance of these two individual segments for the periods presented. Based on disclosure in audited footnote 2, it appears that "operating income (loss)" is the primary measure.

36. Also, we note the disclosure under "Competitive Advantages" – 'Strong research and development' on page 50 that during the fiscal year ended June 30, 2006, you generated revenue of $2 million from your research and development base. It appears the appropriate period should be the fiscal year ended June 30, 2007. Otherwise expand to clarify, that this revenue pertains to your fertilizer products, rather than the agricultural products sold to high end supermarkets and airline companies (i.e., fruits and vegetables produced by the Jintai subsidiary), as we note the income statement for the fiscal year 2006 shows $-0- amount of revenue and cost for Jintai. Further on page 51, under "Research and Development; Growth Strategy," it is disclosed that approximately $2.0 million in revenue was generated in the first two quarters of fiscal 2007. Please expand the disclosures on page 51 to explain why there were no products sold in the third and fourth quarters of 2007, and clarify that you invested approximately $10 million in fiscal year 2007 rather than 2006 (or clarify that 2006 represents a calendar period rather than your fiscal year that spanned from July 1, 2006 through June 30, 2007).

Our History, page 39

37. Please revise this section to more fully describe the private placement and the acquisitions of Green New Jersey and Techteam. Please also discuss any material related agreements, including escrow and earn-in agreements.

38. See the paragraph discussion beginning with "On December 26, 2007, we acquired 100% capital stock of Green New Jersey…" Please disclose the number of shares of common stock issued by you in the Share Exchange. In this regard, define the "controlling number of shares" issued as being 10,770,668 shares as disclosed on page 62 under "Issuance of Common Stock to Former Majority Shareholder." Also in your written response, provide us with a table reconciliation of your total common shares outstanding as of December 31, 2007, on a post reverse-split basis, that lists the number of (i) common shares outstanding, prior to the merger with Green New Jersey, as of June 30, 2007, (ii)

common shares issued in the Share Exchange with Green New Jersey, (iii) shares redeemed and new shares issued to the two former officers, (iv) shares issued in the private placement, and (v) shares issued or redeemed in other transactions, if any. Please also disclose that Mr. Tao Li has the voting rights on 6,535,676 or 36% of your common stock, and disclose whether he is your major shareholder.

Overview of the Business, page 41

39. In addition to fertilizer sales, we note that you also generate revenue by selling fruits and vegetables to airlines, hotels and restaurants. Please revise the Business and MD&A sections to more fully discuss this segment and its significance to your revenues.

Products, page 41

40. Please define "weathered coal."

Principal products and services, page 45

41. Please provide us with support for the statement that the "regular use of humic acid organic liquid compound fertilizer enable fertilizer, insecticide, herbicide and water use to be cut by up to a half or more" and for each of the functions you mention on page 45.

Marketing, page 46

42. Please disclose the representative prices of your best selling fertilizers.

Raw Material Suppliers, page 46

43. Please disclose the percentage of weathered coal supplied to you by Lupoling Coal Mine Industry and Trade Company.

Properties, page 54

44. Given your present needs and prospects for future growth, please describe the adequacy of your current facilities. Refer to Instruction 1 to Item 102 of Regulation S-K.

Executive Compensation, page 58

45. While we note that you have employment agreements in place, please expand your discussion in the introductory paragraph of this section to explain how the amount of your base salaries was determined.

<u>Outstanding Equity Awards at Fiscal Year-End, page 58</u>

46. Please revise to disclose the reasons for your stock option grant to Mr. Hao.

<u>Employment Agreements, page 59</u>

47. Please expand your disclosure to more fully describe the terms of the employment agreements with Messrs. Li and Yu. Refer to Item 402(o)(1) of Regulation S-K.

<u>Director Compensation, page 59</u>

48. Please revise to state, if true, that no compensation was paid to your directors in the fiscal year ended June 30, 2007.

<u>Security Ownership of Certain Beneficial Owners and Management, page 59</u>

49. Please revise footnote (3) to clarify whether the 3,156,808 escrowed shares will be transferred to the Investors or Mr. Li if the 2009 Targets are met.

<u>Transaction with Related Persons, page 61</u>

50. Please disclose whether the loan agreements are oral or in writing. If in writing, please file them as material agreements. In addition, please disclose the loans on pages 34 and 37 of your MD&A.

<u>Changes in and Disagreements with Accountants, page 63</u>

51. Please file with the Registration Statement on Form S-1, the Exhibit 16.1 letter from the former accountants, Schumacher & Associates, Inc.

52. We note that your new auditors, Kabani & Company, Inc. ("Kabani"), are located in the United States, and that Green New Jersey's wholly-owned subsidiary, Techteam conducts its operations in the People's Republic of China. Please tell us how Kabani is and has performed the audit of these international operations. Please also advise if another foreign audit firm is assisting Kabani in the audit and whether such firm is registered with the PCAOB. If another firm is assisting, tell us how Kabani has determined itself to be the principal accountant.

<u>Exhibit 5.1</u>

53. Please note that your opinion must be valid as of the effective date of the registration statement. Please revise the last sentence of the first page of your opinion accordingly.

54. Please note that you may not limit investors' reliance on your opinion, which is a document publicly-filed with the Commission. Please delete the second sentence of the first paragraph on page 2 of your opinion.

Financial Statements

55. Please note that on February 4, 2008, SEC Release No. 33-8876, "Smaller Reporting Company Regulatory Relief and Simplification," (the "Release") became effective, except for Form 10-QSB (which will be removed effective October 31, 2008) and Form 10-KSB (which will be removed effective March 15, 2009). Please refer to Section IV, "Compliance Dates," of the Release which provides a transition period of six months after the effective date of continuing to use the disclosure format and content based on the "SB" form for your Registration Statement. During this optional transition period, you have the same reporting obligations as you had before these rules became effective. You also have the option to comply with the Regulation S-K scaled disclosure item requirements in your Form S-1 Registration Statement and periodic reports as described in the Release. Also refer to Section VI.B, "Summary of Rules," of the Release as to the revised financial statement requirements contained in new Article 8 of Regulation S-X, in particular whereby two years of audited balance sheets will now be required, whereas previously only one audited balance sheet was required by Item 310 of Regulation S-B.

June 30, 2007 Audited Financial Statements
Shaanxi Techteam Jinong Humic Acid Product Co., Ltd.

Consolidated Income Statements, page F-4

56. Consider expanding the title of this statement to also include "Comprehensive Income," as we note the inclusion of other comprehensive income (loss) items following the line item "net income."

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-7
Cash and cash equivalents

57. Please state if true, you have no book overdraft positions at the balance sheet date, and clarify that book overdrafts, if any, would be reflected as liabilities in the balance sheet.

Cash and Cash Equivalents, page F-7

58. We would consider overdrafts to constitute a financing activity rather than a component of cash and cash equivalents. Please revise accordingly or advise.

Accounts receivable

59. We note that your accounts receivable allowance amount represents approximately 11.6% of your total receivables at June 30, 2007. Expand the disclosure to indicate if this percentage is comprised principally of one or more customers or among many individual customers. We note from your disclosure in the December 31, 2007 Form 10-QSB that the allowance for doubtful accounts increased to $246,630 at December 31, 2007, which results in the allowance increasing to 21.7% of the December 31, 2007 accounts receivable balance. Please also expand your MD&A disclosures to explain the increased percentage of the allowance for doubtful accounts.

Note 6. Intangible Assets, page F-14

60. Refer to your discussion of the 'land use right' contributed by the shareholder. Please indicate whether the Government of the People's Republic of China granted the shareholder a lease that is for fifty years and whether such contribution of the land use right by the shareholder to the Company was approved by the Government. To the extent the actual written lease is for an initial lease term of fifty years and allows the transfer of the land use right, we believe the amortization period should be limited to the initial lease period, if less than fifty years. Please advise or revise your financial statements as appropriate. We may have additional comment after review of your response. Refer to SFAS No. 13, paragraph 5(f) for description of "lease term."

61. Further, we note your disclosure that the shareholder contributed the land use rights in August 2001, and that as of June 30, 2007 you have recorded accumulated amortization of $36,874. Please tell us why the accumulated amortization amount is not much higher given that, based on a fifty year life, approximately $17,600 of amortization expense would be recorded in each of fiscal years 2002 through 2007. Similarly, advise of your calculation of accumulated amortization for "Technology Know-How" as of June 30, 2007.

62. Refer to your discussion of "technology know-how" on page F-15. We note that this contributed asset was recorded at "cost." We assume that you are referring to its cost to the contributing shareholder. Please confirm. In addition, please describe the nature and significant components of these costs. We assume that none of these costs would have been considered research and development costs which originally should have been expensed under SFAS 2. Please advise.

63. As a related matter, if research and development costs have been incurred during the periods presented, please add a related accounting policies footnote and provide the disclosures required by paragraph 13 of SFAS 2. Please revise or advise.

Accrued Expenses and Other Payables, page F-16

64. Refer to the line item "Advances to other unrelated companies – Due on demand, interest free and unsecured." Please clarify if these advances are <u>from</u> other unrelated companies. If the amount has been netted as a result of advances to and from other unrelated companies, please disclose the gross amount advanced from and advanced to. Disclose if the balance comprises several small balances or a few large balances, and consider expanding your MD&A liquidity section to discuss the financing of operations from these interest free, unsecured advances by unrelated parties.

June 30, 2007 Audited Financial Statements
Discovery Technologies, Inc.

General

65. Please delete these audited financial statements from the Form S-1 Registration Statement as they are no longer required due to the reverse merger acquisition with Green New Jersey. The historical financial statements of Green New Jersey and its wholly-owned subsidiary, Techteam, are considered to be the historical financial statements of the Company.

December 31, 2007 Unaudited Interim Financial Statements
China Green Agriculture, Inc.

66. Please amend the Form S-1 Registration Statement to include the six months ended December 31, 2007 and 2006 unaudited interim financial statements. The following comments pertain to these financial statement that are included in the December 31, 2007 Quarterly Repot on Form 10-QSB filed on February 14, 2008. The Form 10-QSB should also be amended, prior to requesting effectiveness of the Form S-1.

67. In addition, comments issued above on the financial statements of Techteam should be reflected herein, where appropriate.

Form 10-QSB (Quarter Ended December 31, 2007)
Statements of Cash Flows, page 5

68. Refer to the investing activity line item "Cash to be paid to china operation's ex-shareholders." Please tell us why the amount has not been reflected as an increase in liabilities within operating activities as such amount represents the purchase price for Techteam. We also note from your disclosure in MD&A at page 29 that such funds were returned to Techteam as working capital. Tell us when this occurred and how you have accounted for the capital contribution of these funds.

Note 1. Organization and Description of Business, page 6

69. Refer to the second paragraph on page 7 regarding the August 3, 2007 acquisition of Techteam. Expand to describe the specifics of the common control between Green Agriculture and Techteam. Also tell us the common stock percentages or shares held by shareholders and management of each company. Also, disclose that you agreed to pay the shareholders of Techteam purchase price consideration of $4.09 million that was subsequently paid on January 2, 2008 from the proceeds of the private placement. See page 41 of the Form S-1 Registration Statement.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 8
Segment reporting

70. Refer is made to the tabular disclosure. Please expand footnotes (1) and (2) to the table to describe the nature of these reconciling transactions. It is also unclear as to what constitutes "green agriculture transactions" from those of "Company transactions." Please separately explain to us in more detail. Further, it appears there should be a narrative footnote (3) to the table.

Note 6. Intangible Assets, page 16

71. Please reconcile the gross cost of 'land use right' and 'technology know-how' with the amounts disclosed in the notes to the June 30, 2007 audited financial statements. We note you have increased the gross cost of both of these assets at December 31, 2007. Please ensure consistency of the disclosures or explain the basis for the differences.

Note 14. Stockholders' Equity, page 20

72. We note your disclosure that 977,948 of the shares issued in the private placement were to different parties. Please expand the disclosure here and in the Form S-1 Registration Statement to discuss the significance (i.e., specify whether to the majority shareholders, directors or officers) of to whom the remaining shares were issued.

Management's Discussion and Analysis, page 22

73. Comments issued above in MD&A results of operations and liquidity should be reflected herein, as appropriate.

74. Refer to the second paragraph under "Liquidity and Capital Resources." We note that Exhibits 31.2 and 32.1 represent certifications from Mr. Yu Hao, indicating him as your Chief Financial Officer. Reconcile the disclosure that you have to hire a qualified CFO in order for the release of the escrowed fund, with certification of these financial statements by Mr. Hao.

Form S-1: Age of Financial Statements

75. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X. In this regard, please update the filing to include unaudited interim financial statements for the six months ended December 31, 2007 and 2006. MD&A and related financial information should be similarly updated.

Form S-1: Accountants' Consents

76. Refer to the consent of Kabani & Company, Inc. Please clarify in the first paragraph that their report covers the years ended June 30, 2007 and 2006. In addition, the consent should also refer to the "Experts" section of the filing and any other place where their name is disclosed.

77. Refer to the consent of Schumacher & Associates, Inc. To the extent the audit report and related financial statements of Discovery Technologies, Inc. continue to be included in the Form S-1 Registration Statement, please delete references to the audit report having been "incorporated by reference," as such report is included in the Form S-1.

78. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director